

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 26, 2018

Jeffrey S. Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
One Glenlake Parkway NE Suite 900
Atlanta, GA 30328

      Re: Meridian Waste Solutions, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed January 4, 2018
              File No. 001-13984

Dear Mr. Cosman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your disclosure that the majority stockholder holding 53.8% of the voting equity approved by written consent the actions set forth in your Information Statement. We note that Series D and Series E Preferred Stock require the consent of the holders of at least 75% of the shares of their respective share class in order to make proposed amendments to the Series D and Series E Preferred Stock. It does not appear from your disclosure that the consent of the holders of at least 75% of the shares of Series D and Series E Preferred Stock was obtained. Please advise.

2. Please revise your disclosure to provide a detailed description of the specific changes that are being made to the Series D and Series E Preferred Stock. Additionally, please include as an appendix to your Information Statement a copy of your Certificate of Incorporation, as amended, marked to show the changes you propose to make. Please see Item 12 of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 6

3. Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. Please note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of "any class of the registrant's voting securities." In this regard, we note that you have not disclosed the beneficial ownership of all of your preferred stock. In revising the beneficial ownership table, please ensure that you disclose the natural persons who have or share voting or investment power over any entities included in the table.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact, Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Scott E. Linsky, Esq.